Keith L. Halverstam Direct Dial: 212-906-1761 Keith.halverstam@lw.com	200 Clarendon Street Boston, Massachusetts 02116 Tel: +1.617.948.6000 Fax: +1.617.948.6001 www.lw.com

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VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Courtney L. Lindsay II

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Ayala Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 4, 2020
File No. 333-236942

Dear Mr. Lindsay:

On behalf of Ayala Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are transmitting this letter as a supplement to our letter dated March 6, 2020, which was filed in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated February 27, 2020. This letter is being submitted together with a complete copy of the Company’s filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-236942) (as amended, the “Registration Statement”), which has been revised to address the Staff’s comment detailed below from the Staff’s letter dated February 5, 2020. The bold and numbered paragraph below corresponds to the numbered paragraphs in the Staff’s letter referred to above and is followed by the Company’s response. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 1 that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

May 4, 2020

Use of Proceeds, page 74

9.

Please revise to disclose the approximate amount of proceeds that you intend to allocate toward the development of each AL101 and AL102 program that you identify in the Summary pipeline table. For each program, disclose the trial phase or phases that you intend to fund with the proceeds and indicate whether your plans call for additional funding to complete that phase or phases. Also tell us whether a material portion of the offering proceeds is intended to be allocated to the development of companion diagnostics.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 78 of the Registration Statement.

[Remainder of Page Intentionally Left Blank]

May 4, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-1761 or Peter Handrinos at 617-948-6060 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Keith L. Halverstam

Keith L. Halverstam of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Roni Mamluk, Chief Executive Officer, Ayala Pharmaceuticals, Inc.

Peter N. Handrinos, Latham & Watkins LLP